                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                  FORM 11-K

                                ANNUAL REPORT


  Pursuant to Section 15(d) of the Securities Exchange Act of 1934
  ----------------------------------------------------------------


                  For the fiscal year ended December 31, 1997


                          Commission File No.  0-14139


  A:  Full title of the Plan:

      VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

  B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     VWR SCIENTIFIC PRODUCTS CORPORATION
                         Goshen Corporate Park West
                             1310 Goshen Parkway
                           West Chester, PA  19380

                             REQUIRED INFORMATION
                             --------------------

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

Financial Statements, Supplemental Schedules, and Exhibit

December 31, 1997



Financial Statements and Supplemental Schedules                      PAGE


Report of Independent Auditors                                         4
Statements of Net Assets Available for Benefits                        5
Statements of Changes in Net Assets Available for Benefits             6
Notes to Financial Statements                                          7
Supplemental Schedules
  Line 27a--Schedule of Assets Held For Investment Purposes           17
  Line 27d--Schedule of Reportable Transactions                       19

Exhibit

Consent of Independent Auditors                                       20

                         SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VWR SCIENTIFIC PRODUCTS CORPORATION

                                   -----------------------------------
                                   (Registrant)

Date: June 30, 1998                BY (SIGNATURE)
                                   David M. Bronson
                                   Senior Vice President and
                                   Chief Financial Officer
                                  (Principal Financial and
                                   Accounting Officer)

REPORT OF INDEPENDENT AUDITORS

VWR Scientific Products Pension Plan Committee
VWR Scientific Products Corporation Inve$tor Tax Savings Plan

We have audited the accompanying statements of net assets available for benefits of the VWR Scientific Products Corporation Inve$tor Tax Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Philadelphia, Pennsylvania
June 23, 1998

                                                 BY (SIGNATURE)
                                                 ERNST & YOUNG LLP

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                December 31,
                                             1997          1996
                                             ----          ----
ASSETS

  Investments, at fair value             $45,273,155    $31,152,048
                                          ----------     ----------
TOTAL ASSETS                              45,273,155     31,152,048

LIABILITIES - Miscellaneous                       --         70,005
                                         -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS        $45,273,155    $31,082,043
                                         ===========    ===========



See notes to financial statements.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                            Year Ended December 31,
                                             1997            1996
                                             ----            ----
Additions to net assets attributed to:
  Investment income:
    Interest                             $  245,995      $  197,194
                                            -------         -------
                                            245,995         197,194
  Contributions:
    Participants                          3,628,845       3,201,686
    Employer                                831,781         758,014
    Rollovers                               422,495       1,478,064
                                          ---------       ---------
Total additions                           5,129,116       5,634,958

Deductions from net assets attributed to:
  Benefits paid to participants           2,638,249       2,477,047
  Administrative expenses                    11,769          10,109
                                          ---------       ---------
Total deductions                          2,650,018       2,487,156
                                          ---------       ---------
Net appreciation in fair
  value of investments                   11,712,014       3,897,236
                                         ----------       ---------
   INCREASE IN NET ASSETS                14,191,112       7,045,038

Net assets available for benefits at
  beginning of year                      31,082,043      24,037,005
                                         ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                        $45,273,155     $31,082,043
                                         ==========      ==========

See notes to financial statements.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 1997 and 1996

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments are stated at fair value. VWR Scientific Products Corporation (VWR) common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the VWR Scientific Products Corporation Inve$tor Tax Savings Investment Plan (the Plan) year. The fair value of the participation units owned by the Plan in collective investment funds is based on quoted redemption values on the last business day of the Plan year. The participant notes receivable are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses: Substantially all administrative expenses and trustee fees were paid by the Plan's sponsor, VWR.

NOTE B -- DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution savings plan for all non-union personnel. Union employees are also eligible, provided the union also participates in VWR's health insurance and pension plans.


Participants may contribute up to 12% of their pretax annual compensation to the Plan. VWR contributes an amount equal to 50% (after deducting VWR's health care contribution) of each participant's contribution up to 3% of each participant's compensation. Participants may elect to allocate a portion of their contribution to a health care fund, to meet future medical expenses. VWR will match 100% of any amounts that participants allocate to the health care fund, limited to 20% of the first 3% of each participant's compensation. Depending on VWR's profitability in any year, VWR may make an additional employer contribution on behalf of each participant who is employed on March 31 of the following year. The additional employer contribution shall equal a specified percentage, determined by VWR each year, of the participant's contribution for the previous Plan year.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer contributions are invested solely in the VWR Scientific Products Corporation Stock Fund. Participants over age 55 may elect to have employer contributions transferred from the VWR Scientific Products Corporation Stock Fund to an alternative fund.

Participant contributions vest immediately while VWR's contributions vest at a rate of 20% per year of service. Should the Plan terminate at some future time, all assets of the Plan will be available to participants, and the rights of all participants shall become 100% vested at that time.

Participants who are employees are eligible to borrow from their account as limited by Section 72(p)(2) of the Internal Revenue Code and certain other conditions as described in the Plan document. Interest is accrued at the prime lending rate on the date of loan disbursement plus 1% (ranging from 7% to 10% at December 31, 1997).

Refer to the Plan agreement for a more complete description of the Plan's provisions.

On September 15, 1995, VWR acquired the Industrial Distribution business of Baxter Healthcare, a subsidiary of Baxter International. The effect on rollover contributions was $1,198,051 during 1996.

NOTE C -- DESCRIPTION OF FUNDS

Upon enrollment in the Plan, a participant may direct his or her contributions, in 1% increments, to any of the following investments:

VWR Scientific Products Corporation Stock Fund: This fund invests in VWR Common Stock.

Daily Money Market Fund: This fund invests in instruments with maturities of less than one year, including: U. S. Government and Agency obligations, fixed time deposits, bankers' acceptances, bank obligations, short-term corporate debt instruments, repurchase agreements, and loan participations.

Asset Allocation Fund: This fund invests in common stocks, U. S. Treasury bonds, and money market instruments.

Bond Index Fund: This fund invests in high-grade bonds issued by the U.S. Government, domestic corporations, and other issuers.

S&P 500 Stock Fund: This fund invests in substantially the same stocks in the same proportions that comprise the S&P 500 Index itself.

U.S. Treasury Allocation Fund: This Fund invests in three types of fixed-income securities: long-term U. S. Treasury bonds, intermediate-term U. S. Treasury notes, and 90-day U. S. Treasury bills.


NOTE D -- INVESTMENTS

The Plan purchased 143,896 shares of VWR Common Stock for $2,608,898 during 1997 and 154,103 shares for $2,343,283 during 1996. The Plan purchased securities from Barclay's Global Investors, a party in interest, for $8,194,491 during 1997 and $6,783,160 during 1996.

During 1997 and 1996, the Plan's investments, including investments bought and sold as well as held during the year, appreciated in fair value as follows:

                                        Net
                                    Appreciation             Fair Value
                                    in Fair Value              at End
                                     During Year               of Year
                                    -------------            ----------
Year ended December 31, 1997:
VWR Scientific Products Corporation
   Stock Fund                         $ 7,532,322           $18,603,686
Daily Money Market Fund                        --             2,587,339
Asset Allocation Fund                   1,567,787             8,532,632
Bond Index Fund                            88,959             1,003,617
S&P 500 Stock Fund                      2,345,471            10,627,415
U.S. Treasury Allocation Fund             177,475             2,502,826
Sweep Account                                  --                37,075
Loan Fund                                      --             1,378,565
                                       ----------           ----------
                                      $11,712,014           $45,273,155
                                      ===========           ===========

Year ended December 31, 1996:
VWR Scientific Products Corporation
    Stock Fund                        $ 1,984,120           $10,638,549
Daily Money Market Fund                        --             2,318,009
Asset Allocation Fund                     713,036             6,840,754
Bond Index Fund                            23,273               982,500
S&P 500 Stock Fund                      1,077,032             6,500,955
U.S. Treasury Allocation Fund              99,775             2,544,613
Sweep Account                                  --                70,005
Loan Fund                                      --             1,256,663
                                       ----------            ----------
                                       $3,897,236           $31,152,048
                                      ===========           ===========

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                  December 31,
                                             1997              1996
                                             ----              ----
VWR Scientific Products Corporation
    -- Common Stock                      $18,328,459       $10,470,325
Daily Money Market Fund                    2,899,641         2,556,238
Asset Allocation Fund                      8,532,632         6,840,754
S&P 500 Stock Fund                        10,627,415         6,500,955
U.S. Treasury Allocation Fund              2,502,826         2,544,613


At December 31, 1997, the Plan held 648,795 shares of VWR Scientific Products Corporation common stock at a market price of $28.25 per share. At June 23, 1998, the VWR common stock was at a market price of $23.63.

NOTE E -- PAYMENTS TO PARTICIPANTS

Participants are entitled to their vested benefits upon termination from the Plan. Unvested employer contributions are forfeited upon termination and can be used to offset employer contributions. However, if participants re-enter the Plan within a five-year period, the unvested amount is added back to their respective accounts upon repayment of amounts previously distributed to participants.

NOTE F -- INCOME TAX STATUS

The Internal Revenue Service ruled on July 14, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC), and therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Committee is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

NOTE G -- YEAR 2000 (unaudited)

The Company has conducted a review to identify the systems that could be affected by the "Year 2000" issue. The Company has developed a timeline for enhancing its computer systems. The enhancement, together with other planned system changes, is intended to correct the Year 2000 issue. The Company has also initiated discussions with third-party service providers to ensure that those parties have developed appropriate plans to remediate Year 2000 issues. The Company does not expect the "Year 2000" issue to have a significant effect on plan operations.

NOTE H--NET ASSETS AVAILABLE FOR BENEFITS BY FUND

December 31, 1997
                      VWR Scientific
                         Products       Daily        Asset      Bond                  U.S. Treasury
                        Corporation     Money     Allocation    Index      S&P 500    Allocation    Sweep
                         Stock Fund  Market Fund     Fund       Fund      Stock Fund     Fund       Account  Loan Fund   Total
                       -----------  ----------  ----------  ---------- -------------  ----------   -------   ---------  ---------
ASSETS
  Investments, at fair
     value            $18,603,686  $2,587,339  $8,532,632  $1,003,617  $10,627,415  $2,502,826  $ 37,075  $1,378,565  $45,273,155
                      -----------  ----------  ----------  ----------  -----------  ----------  --------  ----------  -----------
NET ASSETS AVAILABLE
  FOR BENEFITS        $18,603,686  $2,587,339  $8,532,632  $1,003,617  $10,627,415  $2,502,826  $ 37,075  $1,378,565  $45,273,155
                      ===========  ==========  ==========  ==========  ===========  ==========  ========  ==========  ===========



 December 31, 1996
                    VWR Scientific
                        Products      Daily        Asset      Bond                  U.S. Treasury
                      Corporation     Money     Allocation    Index      S&P 500      Allocation    Sweep
                       Stock Fund  Market Fund     Fund       Fund      Stock Fund       Fund       Account  Loan Fund   Total
                     ------------  -----------  ----------  ---------- -----------    ----------    -------  ---------  --------
ASSETS
  Investments, at fair
     value             $10,638,549  $2,318,009  $6,840,754  $  982,500  $6,500,955   $2,544,613  $70,005  $1,256,663  $31,152,048
                       -----------  ----------  ----------  ----------  ----------   ---------   -------   ----------  ----------
TOTAL ASSETS BY FUND    10,638,549   2,318,009   6,840,754     982,500   6,500,955    2,544,613   70,005   1,256,663   31,152,048

LIABILITIES-Miscellaneous                                                                         70,005                   70,005
                       -----------  ----------  ----------  ----------  ----------   ----------  -------  ----------  -----------
NET ASSETS AVAILABLE
  FOR BENEFITS         $10,638,549  $2,318,009  $6,840,754  $  982,500  $6,500,955   $2,544,613  $        $1,256,663  $31,082,043
                       ===========  ==========  ==========  ==========  ==========   ==========  =======  ==========  ===========



NOTE I - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
Year Ended December 31, 1997
                       VWR Scientific  Daily
                         Corporation   Money        Asset        Bond                 U.S. Treasury
                            Stock      Market      Allocation    Index      S&P 500    Allocation    Sweep   Loan
                            Fund       Fund         Fund         Fund         Fund      Fund        Account  Fund         Total
                        --------    ---------    ----------   -------    ----------  ------------ --------  --------   ---------
Additions to net
 assets attributed to:
Investment income:
  Interest             $            $ 121,259     $         $          $           $              $2,814   $121,922    $  245,995
                        --------     --------      -------   ---------  ----------- ----------     -----    -------     ---------
                                      121,259                                                      2,814    121,922       245,995
Contributions:
  Participants           597,983      298,686      886,828     149,699    1,427,696    267,953                          3,628,845
  Employer               831,781                                                                                          831,781
  Rollovers               37,566       69,130      103,933       5,920      198,616      7,330                            422,495
                       ---------      -------      -------     -------    ---------    -------     -----    -------     ---------
Total additions        1,467,330      489,075      990,761     155,619    1,626,312    275,283     2,814    121,922     5,129,116
Deductions from net
 assets attributed to:
Benefits paid to
  participants           671,703      284,517      511,106     150,089      738,685    174,639    (7,269)   114,779     2,638,249
Administrative expenses    1,502        1,097        1,925         288        1,920        902     4,135                   11,769
                         -------      -------      -------     -------      -------    -------    ------    -------     ---------
Total deductions         673,205      285,614      513,031     150,377      740,605    175,541    (3,134)   114,779     2,650,018
Net appreciation
  in fair value
  of investments       7,532,322                 1,567,787      88,959    2,345,471    177,475                         11,712,014
Interfund transfers(net)(361,310)      65,869     (353,639)    (73,084)     895,282   (319,004)   31,127    114,759
                       ---------      -------    ---------     -------   ----------   --------    ------   --------   -----------
                       7,171,012       65,869    1,214,148      15,875    3,240,753   (141,529)   31,127    114,759    11,712,014
INCREASE(DECREASE) in  ---------      -------    ---------     -------   ----------   --------   -------   --------   -----------
     NET ASSETS        7,965,137      269,330    1,691,878      21,117    4,126,460    (41,787)   37,075    121,902    14,191,112
Net assets available for
  benefits at beginning
  of year             10,638,549    2,318,009    6,840,754     982,500    6,500,955  2,544,613        --  1,256,663    31,082,043
                      ----------    ---------    ---------     -------    ---------  ---------   -------  ---------    ----------
Net sssets available for
  benefits at end
  of year            $18,603,686   $2,587,339   $8,532,632  $1,003,617  $10,627,415 $2,502,826   $37,075 $1,378,565   $45,273,155
                     ===========   ==========   ==========  ==========  =========== ==========   ======= ==========   ===========

NOTE I - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
Year ended December 31, 1996
                    VWR Scientific   Daily
                       Products      Money        Asset      Bond                  U.S. Treasury
                      Corporation    Market     Allocation   Index    S&P 500       Allocation    Sweep      Loan
                       Stock Fund    Fund          Fund      Fund      Fund           Fund       Account     Fund       Total
                      -----------    --------   ---------   -------   ---------     ---------   --------   --------    -------
Additions to net
 assets attributed to:
Investment income:
  Interest             $            $ 99,733    $          $          $             $            $ 2,924    $ 94,537  $  197,194
                       ----------    -------     -------    -------    --------      -------      ------    --------     -------
                                      99,773                                                       2,924      94,537     197,194
Contributions:
  Participants           549,672     288,104     811,125    150,538    1,104,628      297,619                          3,201,686
  Employer               758,014                                                                                         758,014
  Rollovers              185,172     511,171     206,894    112,679      330,985      131,163                          1,478,064
                       ---------     -------   ---------    -------    ---------     --------     ------      ------   ---------
  Total additions      1,492,858     899,008   1,018,019    263,217    1,435,613      428,782      2,924      94,537   5,634,958
Deductions from net
 assets attributed to:
Benefits paid to
  participants           470,554    317,330     675,115      90,047      492,569      329,002     25,453      76,977   2,477,047
Administrative expenses      989        917       1,383         233        1,213          829      4,545                  10,109
                         --------   -------     -------      ------      -------      -------     ------      ------   ---------
Total deductions         471,543    318,247     676,498      90,280      493,782      329,831     29,998      76,977   2,487,156
Net appreciation
  in fair value
  of investments       1,984,120                713,036      23,273    1,077,032       99,775                          3,897,236
Interfund transfers(net)(153,640)    78,511    (258,296)   (250,201)     292,931      (95,967)    27,074     359,588
                       ----------   -------    ---------    -------    ---------      --------    ------     -------  ----------
                       1,830,480     78,511     454,740    (226,928)   1,369,963        3,808     27,074     359,588   3,897,236
                      ----------    -------    ---------    --------   ---------      --------    ------     -------  ----------
INCREASE(DECREASE) in
     NET ASSETS        2,851,795    659,272     796,261     (53,991)   2,311,794      102,759                377,148   7,045,038
Net assets available for
  benefits at beginning
  of year              7,786,754  1,658,737   6,044,493   1,036,491    4,189,161    2,441,854                879,515  24,037,005
                       --------- ----------   ---------   ---------    ---------    ---------     ------     ------   ----------
Net assets available for
  benefits at end
  of year            $10,638,549 $2,318,009  $6,840,754   $ 982,500   $6,500,955   $2,544,613     $       $1,256,663 $31,082,043
                     =========== ==========  ==========   =========   ==========   ==========     ======  ========== ===========

LINE 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN
December 31, 1997
                    VWR Scientific Products        Daily Money              Asset              Bond              S&P 500
                     Corporation Stock Fund        Market Fund         Allocation Fund      Index Fund          Stock Fund
                     ----------------------        -----------         ---------------      ----------          ----------
Identity of Issuer,                 Current                Current               Current          Current              Current
 Fund, or Borrower     Cost          Value       Cost       Value     Cost        Value    Cost    Value        Cost    Value
-------------------    ----         -------      ----       -------   ----        ----     ----    ------       -----  -------
*VWR Scientific
  Products Common Stock
  648,795 shares    $8,290,958   $18,328,459

*Barclays Global Investors
  Daily Money Market Fund
  2,899,640 units      275,227       275,227  2,587,339   2,587,339

*Barclays Global Investors
  Asset Allocation Fund
  323,819 units                                                     5,410,191   8,532,632

*Barclays Global Investors
  Bond Index Fund
  62,492 units                                                                             846,518  1,003,617

*Barclays Global Investors
  S&P 500 Stock Fund
  288,788 units                                                                                             7,030,788  10,627,415

*Barclays Global Investors
  U.S. Treasury
  Allocation Fund
  141,483 units

*Participant notes receivable
  bearing interest
  ranging from 7%
  to 10%         ----------  -----------  ----------  ---------- ---------- ---------- -------- ---------- ---------- -----------
                 $8,566,185  $18,603,686  $2,587,339  $2,587,339 $5,410,191 $8,532,632 $846,518 $1,003,617 $7,030,788 $10,627,415
                 ==========  ===========  ==========  ========== ========== ========== ======== ========== ========== ===========

*  Indicates party-in-interest to the Plan.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN
December 31, 1997
                            U.S. Treasury            Sweep
                           Allocation Fund          Account            Loan Fund                   Total
                           ---------------         ----------          ---------                   -----
Identity of Issuer,                  Current               Current           Current                       Current
 Fund, or Borrower       Cost        Value       Cost      Value     Cost    Value            Cost          Value
-------------------      ----        -------     ----      -------   ----    -------          ----         -------
*VWR Scientific
  Products Common Stock
  648,795 shares                                                                            $ 8,290,958   $ 18,328,459

*Barclays Global Investors
  Daily Money Market Fund
  2,899,640 units                                37,075    37,075                             2,899,641      2,899,641

*Barclays Global Investors
  Asset Allocation Fund
  323,819 units                                                                               5,410,191      8,532,632

*Barclays Global Investors
  Bond Index Fund
  62,492 units                                                                                  846,518      1,003,617

*Barclays Global Investors
  S&P 500 Stock Fund
  288,788 units                                                                               7,030,788     10,627,415

*Barclays Global Investors
  U.S. Treasury
  Allocation Fund
  141,483 units          2,016,583   2,502,826                                                2,016,583      2,502,826

*Participant notes receivable
  bearing interest
  ranging from 7%
  to 10%                                                                   --   1,378,565            --      1,378,565
                        ----------  ----------  --------  -------- ----------  ----------   -----------    -----------
                        $2,016,583  $2,502,826  $ 37,075  $ 37,075 $       --  $1,378,565   $26,494,679    $45,273,155
                        ==========  ==========  ========  ======== ==========  ==========   ===========    ===========

  * Indicates party-in-interest to the Plan.

LINE 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

  VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN
  Year Ended December 31, 1997


                         Number of  Purchase    Number of  Cost of      Sale       Net
                         Purchases   Price       Sales      Asset      Price      Gain
                         ---------  ---------    ------     -----     -------    -------


Category (iii) -- A series of transactions in excess of 5% of Plan Assets
-------------------------------------------------------------------------
*VWR Scientific
  Products Corporation
  Common Stock             94     $2,608,898     121    $ 1,442,575    $2,269,246   $826,671

*Barclays Global Investors
  Daily Money Market Fund  80      2,327,092      99      2,057,762     2,057,762         --

*Barclays Global Investors
  Asset Allocation Fund   100      1,417,623     109        876,159     1,293,530    417,371

*Barclays Global Investors
  S&P 500 Stock Fund      123      3,654,538      93      1,232,311     1,873,550    641,239

*VWR Scientific
  Products Corporation
  Money Market Fund       214      4,945,557     216      4,835,090     4,835,090         --



There were no category (i), (ii), or (iv) reportable transactions during 1997.
------------------------------------------------------------------------------

* Indicates party-in-interest to the Plan.